FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company

Adira Energy Ltd. (the “ Company”)
120 Adelaide Street West
Suite 1204
Toronto, ON
M5H 1T1

ITEM 2 ——	Date of Material Change

August 9, 2013

ITEM 3 ——	News Release

A news release was disseminated on August 9, 2013 through CNW Group Ltd.

ITEM 4 ——	Summary of Material Change

The issued and outstanding common shares of the Company were consolidated on the basis of one common share for every 3 common shares held.

ITEM 5 ——	Full Description of Material Change

The issued and outstanding common shares of the Company were consolidated on the basis of one common share for every 3 common shares held (the “Consolidation”). In connection with the Consolidation, the Company has filed Articles of Amendment. The Consolidation was effective for trading purposes on August 13, 2013.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7 ——	Omitted Information

N/A

ITEM 8 ——	Executive Officer

For further information, please contact:

Alan Friedman, Executive Vice-President Corporate Development

(416) 250- 1955

ITEM 9 ——	Date of Report

August 16, 2013